SEPULVEDA DISTRIBUTORS, LLC
Statement of Changes in Member's Capital
For the year ended December 31, 2015

Member's capital as of January 1, 2015	$	128,715
Net loss		(85,997)
Contributions		150,000
Member's capital as of December 31, 2015	$	192,718

See accompanying notes to financial statements.